UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BUENAVENTURA HOSTS 2026 INVESTOR DAY

• The Company provides 2026 production and capital expenditure guidance for its directly operated mines, with expected production of 112.0k–131.0k oz of gold, 14.4M–15.8M oz of silver and 48.0k–53.0k MT of copper, and capital expenditures of US$450–500 million.

• Through 2030, the Company expects to increase gold, silver and copper production, supported by targeted capital investment programs focused on maximizing the value of its flagship assets.

Lima, Peru, November 10, 2026 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or the “Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded precious metals mining company, will host its 2026 Investor Day today in New York City. Chief Executive Officer Leandro García, Chief Financial Officer Daniel Dominguez, Vice President of Operations Juan Carlos Ortiz and other members of the senior management team will present the Company’s strategic priorities and medium-term outlook, including its production plans through 2030, planned capital investments and capital allocation framework for the coming years.

Presentations will begin at 9:30 a.m. ET and will be followed by a live question-and-answer session.

“Thirty years ago, Buenaventura listed its shares on the New York Stock Exchange, beginning a long-standing relationship with the international investment community,” said Leandro García. “Today, the Company has a solid foundation, supported by the strong contribution of our flagship assets. Our priorities through 2030 are clear: operate safely and efficiently, maximize the value of our operations, advance our project pipeline, and maintain disciplined capital allocation to create sustainable long-term value for our shareholders. We look forward to discussing our strategic priorities and plans for executing them with the financial community today.”

Investors, analysts and other interested parties may access the live webcast at https://event.choruscall.com/mediaframe/webcast.html?webcastid=Mn50k721 ..

Presentation materials will be available on the Company's website at www.buenaventura.com. A replay webcast replay will be available following the event.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest publicly traded precious and base metals company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals through wholly owned mines and its participation in joint venture projects. Buenaventura currently operates several mines in Peru, including Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache.

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer in partnership with Freeport-McMoRan Inc. and Sumitomo Corporation.

For a printed version of the Company’s most recent Form 20-F, please contact the persons indicated below or download the PDF available on the Company’s website.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release contains forward-looking information, as defined in the U.S. Private Securities Litigation Reform Act of 1995, involving risks and uncertainties, including statements regarding Buenaventura’s strategy, operating plans, growth projects, production expectations, capital expenditures, costs, financial objectives, the 2026 guidance and the outlook through 2030. These forward-looking statements reflect the Company’s current views and assumptions. Actual results could differ materially from those projected as a result of a variety of factors discussed in the Company’s filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of this release, and Buenaventura undertakes no obligation to update them except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: November 10, 2026	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer